Enabling the Digital Edge

Tollgrade's strategy for long-term growth

TOLLGRADE®



KNOW
HOW
good
YOUR
network
CAN BE.™



Core Product Families

Broadband Edge T&M Solutions



Consumer Access T&M Solutions



Lucent LoopCare*
Nortel AccessCare*

CATV Access T&M Solutions



Professional Services

*Per OEM/Reseller Agreements.

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Revenues by Product Family (dollars in millions)

	1998	1999	2000
	$46.2M	$61.1M	$114.4M

■ Consumer ■ BB Edge ■ CATV ■ Services

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KNOW HOW **good** YOUR **network** CAN BE.™

Our Focus Moving Forward

Providing our customers with leading edge test & management solutions which…

- Enable the competitive rollout of digital broadband services.
    - High Speed Internet
    - Voice over Broadband
    - Digital Video

- Fully leverage the investments in their existing access network infrastructure.
    - Incumbent Centralized Test & Management Systems
    - Recently Deployed DSLAMs and NGDLCs



KNOW
HOW
good
YOUR
network
CAN BE.™

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A Shift in the Market

- Currently, the market is shifting from a focus of *building capacity* in the network's core to *filling capacity* at the edge.

- As a result…



KNOW HOW **good** YOUR **network** CAN BE.™

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...Our Customers are Buying More...

DLC Equipment



Source: RHK Telecommunications Industry Analysis

IAD/Gateways



Source: RHK Telecommunications Industry Analysis

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...to Drive Increased Deployments of...

TOLLGRADE

Internet Services



Source: RHK Telecommunications Industry Analysis

VoB Services



Source: RHK Telecommunications Industry Analysis

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The Positive Impact

- This increased investment in the broadband edge provides unique growth potential for Tollgrade by leveraging:

  - *Its market dominance – in partnership with Lucent – with Consumer Access T&M solutions.*

  - *Its unmatched ability to integrate test into access network elements, including NGDLCs and DSLAMs*

  - *Its company-wide applications knowledge of testing broadband services over the copper/coax loop.*

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KNOW HOW good YOUR network CAN BE.™

Our High-Level Strategies

- *Digital LTS*
  - Enable the RBOC's competitive management of the Digital Consumer through the evolution of their existing Consumer Access T&M solutions.

- *IMU Anywhere*
  - Maximize the global presence of Tollgrade's broadband edge solutions through win/win relationships with industry leading Access Network Element and Private-Line T&M suppliers.

- *Digital w/o a Dispatch*
  - Enable our customer's ability to accelerate broadband service deployments by enhancing their existing access network T&M solutions to include IP/ATM service verification.



KNOW HOW **good** YOUR **network** CAN BE.™

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Financial Statements

Balance Sheet (Dollars in Thousands)

	June 30, 2001	December 31, 2000
Assets		
Current Assets		
Cash and Investments	$76,417	$58,830
Accounts Receivable	18,190	19,590
Inventories	24,980	30,499
Other	2,201	10,721
Total Current Assets	**$121,788**	**$119,640**
Other	$17,664	$11,635
Total Assets	**$139,452**	**$131,275**

Financial Statements

Balance Sheet (Dollars in Thousands)

	June 30, 2001	December 31, 2000
Liabilities and Shareholders' Equity		
Total Liabilities	$5,003	$8,515
Total Shareholders' Equity	$134,449	$122,760
Total Liabilities and Shareholders' Equity	**$139,452**	**$131,275**

Financial Statements

Statement of Cash Flows (Dollars in Thousands)

	First Half 2001	First Half 2000
Cash Flows from Operating Activities		
Net Income	$9,559	$12,378
Adjustments to reconcile Net Income to Cash	13,979	<2,161>
Net Cash Provided by Operating Activities	**$23,538**	**$10,217**
Cash Flows from Investing Activities		
Capital Expenditures	<$2,436>	<$2,217>
Cash Flows from Financing Activities		
Proceeds from the exercise of Stock Options	1,045	8,742

Financial Statements

Statement of Cash Flows continued (Dollars in Thousands)

	First Half 2001	First Half 2000
Net Increase in Cash and Cash Equivalents	22,147	16,742
Cash and Cash Equivalents at Beginning of Period	61,580	31,922
Cash and Cash Equivalents at End of Period	$83,727	$48,664

Financial Statements

Second Quarter Statement of Operations (Dollars in Thousands)

	2001 Actual	% of Total Revenue	2000 Actual	% of Total Revenue
Net Product Sales	$ 21,776	100%	$ 29,667	100%
Gross Profit	$12,211	56.1%	$ 18,253	61.5%
Total Operating Expenses	$ 6,704	30.8%	$ 7,621	25.7%
Net Income	$ 3,803	17.5%	$ 7,154	24.1%
Weighted average shares and equivalents: diluted	13,404,290		13,318,461	
Diluted E.P.S.	$ .28		$ .54	
Analysts Consensus Estimate (excluding charge)	$ .30			

Financial Statements

First Half Statement of Operations (Dollars in Thousands)

	2001 Actual	% of Total Revenue	2000 Actual	% of Total Revenue
Net Product Sales	$ 49,766	100%	$ 52,084	100%
Gross Profit	$27,926	56.1%	$ 32,299	62.0%
Total Operating Expenses	$14,043	28.2%	$13,973	26.8%
Net Income	$ 9,559	19.2%	$ 12,378	23.8%
Weighted average shares and equivalents: diluted	13,391,030		13,217,634	
Diluted E.P.S.	$ .71		$ .94	
Analysts Consensus Estimate (excluding charge)	$ .73			